legal & compliance, llc

laura aNTHONy, esquire LAZARUS ROTHSTEIN, ESQUIRE CHAD FRIEND, ESQUIRE MICHAEL RASMUSSEN, ESQUIRE	www.legalandcompliance.com WWW.SECURITIES-LAW-BLOG.COM
OF COUNSEL: PETER P. LINDLEY, JD, CPA, MBA STUART REED, ESQUIRE MARC S. WOOLF, ESQUIRE
E-MAIL:LANTHONY@LEGALANDCOMPLIANCE.COM

December 29, 2014

VIA ELECTRONIC EDGAR FILING

John Dana Brown, Attorney-Advisor

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Orbis Corporation
Registration Statement on Form S-1
Filed on October 8, 2014
File No. 333-199205

Dear Mr. Brown:

We have electronically filed herewith on behalf of Orbis Corporation (the “Company”) Amendment No. 1 to the above-referenced registration statement on Form S-1 (“Amendment No. 1”). Amendment No. 1 is marked with  tags to show changes made from the previous filing. In addition, we have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Manhor Bansal dated November 4, 2014. We trust you shall deem Amendment No. 1 and the contents of this transmittal letter responsive to your comment letter.

General

Comment 1: Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company acknowledges the Staff’s comment. To date, there have been no written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on the Company’s behalf, has presented to potential investors in reliance on Section 5(d) of the Securities Act.

Comment 2: We note your disclosure on page F-9 about entering into an agreement with a Factoring company. If this is a written agreement and it is material to you, please file it as an exhibit to your registration statement and describe its material terms in an appropriate place in the prospectus.

Response: The Company has filed the factoring agreement as Exhibit 10.5 to Amendment No. 1. In addition, the Company has included the following disclosure in “Description of the Business—Overview” on page 15 of Amendment No. 1:

In March 2013, we entered into an agreement with IPS Invoice Payment System Corp., a factoring company (“IPS”), pursuant to which we agreed to assign, in IPS’ sole discretion, selected accounts receivable to IPS in exchange for initial cash funding for 90% of the factored receivable. The minimum 10% reserve held back by IPS will be released, less fees, after collection of the account receivable by IPS. We agreed to pay a factor fee of 0.10% daily of the face value of submitted invoices.

John Dana Brown, Attorney-Advisor

Securities and Exchange Commission

December 29, 2014

The Company also included the following disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” on page 18 of Amendment No. 1:

In March 2013, we entered into an agreement (the “Factoring Agreement”) with IPS Invoice Payment System Corp., a factoring company (“IPS”), pursuant to which we agreed to assign, in IPS’ sole discretion, selected accounts receivable to IPS in exchange for initial cash funding for 90% of the factored receivable. The minimum 10% reserve held back by IPS will be released, less fees, after collection of the account receivable by IPS. We agreed to pay a factor fee of 0.10% daily of the face value of submitted invoices. Because the Factoring Agreement provides for full recourse against us for factored accounts receivable that are not collected by IPS for any reason, and the collection of such accounts receivable is fully secured by substantially all of our assets, the factoring advances at December 31, 2013 and 2012, which have been treated as secured loans on our consolidated balance sheets were $14,984 and $0, respectively. The total accounts receivable factored in 2013 was $107,564. We incurred factor fees of $3,872 in 2013. Total outstanding accounts receivable factored at December 31, 2013 and 2012, which are included in accounts receivable on our balance sheets were $14,264 and $0, respectively.

Comment 3: Please consider the updating requirements for your financial statements and related consents in accordance with Article 8-08 of Regulation S-X and Item 601(b)(23) of Regulation S-K, respectively, on an ongoing basis.

Response: The Company acknowledges the Staff’s comment. The financial statements and related consents have been updated in Amendment No. 1 in accordance with Article 8-08 of Regulation S-X and Item 6012(b)(23) of Regulation S-K, respectively, and the Company will update them as required in the future, as well.

Registration Statement Cover Page

Comment 4: Please include your IRS employer identification number or tell us why this is not necessary.

Response: The Company has included its IRS employer identification number on the cover page to Amendment No. 1.

Prospectus Summary, page 1

Comment 5: Please disclose your “burn rate” and the amount of time your present capital will last at this rate. In addition, please revise here to state how much cash you have on hand as of the most recently practicable date.

Response: The Company acknowledges the Staff’s comment and has included the following disclosure in “Prospectus Summary—Our Company” and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity” on pages 1 and 20, respectively, of Amendment No. 1:

We currently expend approximately $22,000 in cash per month. While we cannot make any assurances as to the accuracy of our projections of future capital needs, based on our current cash available as of December 5, 2014 and receivable collections expected to be received within the next 30 days, we have adequate cash and cash equivalents balances to fund operations through the first quarter of 2015. As of December 5, 2014, we have an aggregate of approximately $30,000 cash on hand.

Our Company, page 1

Comment 6: Please explain what you mean by “non-asset based” and “point-to-point” delivery. In addition you state that you are a “delivery of medical specimens and transportation services company.” Please tell us whether you have transportation services operations that are in addition to the delivery of medical specimens. As appropriate please revise to describe these other transportation services that you provide.

Response: A non-asset based delivery company, as opposed to an asset-based delivery company, does not own its own transportation equipment. Rather, a non-asset based delivery company utilizes the services of individuals or entities that own equipment to provide its delivery services. In the case of the Company, the Company does not own its own equipment and utilizes the services of independent contractors to provide its delivery services.

Point-to-point delivery refers to a transportation system in which passengers or goods travel directly to a destination, rather than going through a central hub. This differs from the spoke-hub distribution paradigm in which the passengers or goods go to a central location in order to reach their ultimate destination. In the case of the Company, the Company’s independent contractors are dispatched directly to the hospital, medical laboratory and/or medical center, as the case may be, and they then travel directly to the delivery point, rather than returning to a central corporate office.

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

John Dana Brown, Attorney-Advisor

Securities and Exchange Commission

December 29, 2014

The Company has revised its disclosure in Amendment No. 1 to explain the terms “non-asset based” and “point-to-point” delivery. Specifically, the disclosure under “Prospectus Summary—Our Company” on page 1 of Amendment No. 1 has been revised to read as follows (additions are denoted by underlining and deletions by strikethrough):

We are a non-asset based point-to-point delivery of medical specimens ~~and transportation services~~ company. A non-asset based delivery company, as opposed to an asset-based delivery company, does not own its own transportation equipment. We utilize the services of independent contractors to provide our delivery services. The independent contractors are responsible for paying for their own vehicles, equipment, fuel and operating expenses. Point-to-point delivery refers to a transportation system in which passengers or goods travel directly to a destination, rather than going through a central hub. This differs from the spoke-hub distribution paradigm in which the passengers or goods go to a central location in order to reach their ultimate destination. Our business is referred to as “point-to-point” delivery because our independent contractors are dispatched directly to the hospital, medical laboratory and/or medical center, as the case may be, and they then travel directly to the delivery point, rather than returning to a central corporate office.

Orbis Corporation was incorporated in Nevada in 2014, and Ceberus, our wholly owned subsidiary, was incorporated in Ontario, Canada, in 2009. Currently, all of our operations are performed by Ceberus. Logistics was formed in 2014 in the United Kingdom. We intend that Logistics will perform non-asset based point-to-point delivery of medical specimens in the United Kingdom. We expect that Logistics will commence operations in 2015. Currently, we are a non-asset based specialized provider of urgent point-to-point delivery services of medical specimens to and from hospitals, medical laboratories and medical centers across the Greater Toronto area and surrounding areas, including the York, Durham and Peel regions. We believe that the rapidly aging Toronto population and the expected rise in health care spending, including diagnostics testing for various diseases, will increase the demand for delivery of medical specimens between hospitals and other medical agencies. In addition, we believe that we can capitalize on hospitals’ and medical laboratories’ need to perform diagnostics tests efficiently, requiring quick transportation of medical specimens.

In addition, the disclosure under “Description of the Business—Overview” on page 15 of Amendment No. 1 has been revised to read as follows (additions are denoted by underlining):

We are a non-asset based specialized provider of urgent point-to-point delivery services of medical specimens to and from hospitals, medical laboratories and medical centers across the Greater Toronto area and surrounding areas, including the York, Durham and Peel regions. We believe that the rapidly aging Toronto population and the expected rise in health care spending, including diagnostics testing for various diseases, will increase the demand for delivery of medical specimens between hospitals and other medical agencies. In addition, we believe that we can capitalize on hospitals’ and medical laboratories’ need to perform diagnostics tests efficiently, requiring quick transportation of medical specimens.

A non-asset based delivery company, as opposed to an asset-based delivery company, does not own its own transportation equipment. We utilize the services of independent contractors to provide our delivery services. As of December 5, 2014, seven independent contractors provide services to us on a full-time basis and four independent contractors provide services to us on a part-time basis. We do not enter into service agreements with our independent contractors and our industry is characterized by high turnover. Therefore, we regularly must recruit new independent contractors to replace those who no longer provide services. The independent contractors are responsible for paying for their own vehicles, equipment, fuel and operating expenses. The independent contractors are responsible for paying for their own vehicles, equipment, fuel and operating expenses. Point-to-point delivery refers to a transportation system in which passengers or goods travel directly to a destination, rather than going through a central hub. This differs from the spoke-hub distribution paradigm in which the passengers or goods go to a central location in order to reach their ultimate destination. The Company’s business is referred to as “point-to-point” delivery because the Company’s independent contractors are dispatched directly to the hospital, medical laboratory and/or medical center, as the case may be, and they then travel directly to the delivery point, rather than returning to a central corporate office.

The Company does not provide any transportation services other than the delivery of medical specimens. The Company has revised its disclosure throughout Amendment No. 1 to clarify that its only business involves the delivery of medical specimens.

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

John Dana Brown, Attorney-Advisor

Securities and Exchange Commission

December 29, 2014

Recent Developments, page 1

Comment 7: Please disclose the name of the lender under your promissory notes.

Response: The Company has revised its disclosure on pages 1, 10 and 15 of Amendment No. 1 to include the name of the lender (Dynamis Capital, Inc.) under its promissory notes.

Summary Financial Data, page 3

Comment 8: We note you have presented pro forma balance sheet information, which gives effect to the sale of shares of common stock. Although your offering is a best efforts offering, it is not an all-or-nothing offering and therefore it is generally not appropriate to reflect the receipt of offering proceeds in your pro forma financial statements. Please remove the post-offering information showing the balance sheet information giving effect to the proceeds for each percentage of shares sold.

Response: The Company acknowledges the Staff’s comment and has revised the pro forma balance sheet information in Amendment No. 1 to omit the post-offering information showing the balance sheet information giving effect to the proceeds for each percentage of shares sold.

Risk Factors, page 4

Comment 9: Please include a risk factor describing the ability to effect service of process on your officers and directors because your principal executive office and operations are located in a foreign jurisdiction.

Response: The Company acknowledges the Staff’s comment and has included the following risk factor on page 8 of Amendment No. 1:

U.S. investors may experience difficulties in attempting to effect service of process and to enforce judgments based upon U.S. federal securities laws against the us and our sole non-U.S. resident officer and director.

Our sole director and officer, Manhor S. Bansal, is not resident of the United States. Consequently, it may be difficult for investors to effect service of process on Mr. Bansal in the United States and to enforce in the United States judgments obtained in United States courts against Mr. Bansal based on the civil liability provisions of the United States securities laws. Because we have no assets located in the United States, it may be difficult or impossible for U.S. investors to collect a judgment against us. Further, any judgment obtained in the United States against us may not be enforceable in the United Kingdom or Canada.

Loss of a key customer may adversely impact our business, page 4

Comment 10: Please disclose here and in Customers section on page 15 the customer who accounted for 100% of your total sales during the last two fiscal years. In addition please file your agreement with this customer as an exhibit to your next amendment.

Response: The Company acknowledges the Staff’s comment and has disclosed on pages 4 and 16 of Amendment No. 1 the name of the customer who accounted for 100% of the Company’s total sales during 2012 and 2013. The Company has not entered into written contract with this customer. Therefore, the Company has not filed a copy of a customer agreement with Amendment No. 1. The Company has revised its disclosure throughout Amendment No. 1 to clarify that no customer contracts are currently in effect.

We may be affected by global climate change, page 5

Comment 11: This risk factor references the airline industry. Please explain how this risk factor applies to you.

Response: This risk factor has been deleted in Amendment No. 1.

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

John Dana Brown, Attorney-Advisor

Securities and Exchange Commission

December 29, 2014

Our inability to effectively manage our growth, page 6

Comment 12: We note that in this and the following two risk factors you refer to your “products.” It appears that you provide delivery services, rather than produce or distribute products. Please revise for consistency.

Response: The Company acknowledges the Staff’s comment and has revised the risk factors to delete references to products. Specifically, the risk factors have been revised to read as follows on page 6 of Amendment No. 1 (additions are denoted by underlining and deletions by strikethrough):

Our inability to effectively manage our growth could harm our business and materially and adversely affect our operating results and financial condition.

Our strategy envisions growing our business. ~~We plan to expand our product, sales, administrative and marketing organizations.~~ Any growth in or expansion of our business is likely to continue to place a strain on our management and administrative resources, infrastructure and systems. As with other growing businesses, we expect that we will need to further refine and expand our business development capabilities, our systems and processes and our access to financing sources. We also will need to hire, train, supervise and manage new employees. These processes are time consuming and expensive, will increase management responsibilities and will divert management attention. We cannot assure you that we will be able to:

~~●~~	~~expand our products effectively or efficiently or in a timely manner;~~
●	allocate our human resources optimally;
●	meet our capital needs; or
●	identify and hire qualified employees or retain valued employees.~~; or~~
~~●~~	~~effectively incorporate the components of any business or product line that we may acquire in our effort to achieve growth.~~

Our inability or failure to manage our growth and expansion effectively could harm our business and materially and adversely affect our operating results and financial condition.

Our operating results may fluctuate significantly based on customer acceptance of our services~~products~~. As a result, period-to-period comparisons of our results of operations are unlikely to provide a good indication of our future performance.

Management expects that we will experience substantial variations in our net sales and operating results from quarter to quarter due to customer acceptance of our services~~products~~. If customers don’t accept our services~~products~~, our sales and revenues will decline, resulting in a reduction in our operating income or possible increase in losses.

Our future success depends on our ability to grow and expand our customer base, and our failure to achieve such growth or expansion could materially harm our business.

To date, our revenue growth has been derived from our provision of urgent point-to-point delivery services of medical specimens to and from hospitals, medical laboratories and medical centers~~the sale of our products~~. During 2013 and 2012, one customer accounted for 100% of our total sales. Our success and the planned growth and expansion of our business depend on our~~us~~ achieving greater and broader acceptance of our services~~products~~ and expanding our customer base. There can be no assurance that customers will hire us to provide these delivery services~~purchase our products~~ or that we will continue to expand our customer base. ~~If we are unable to effectively market or expand our product offerings, we will be unable to grow and expand our business or implement our business strategy.~~ This could materially impair our ability to increase sales and revenue and materially and adversely affect our margins, which could harm our business and cause our stock price to decline.

We will be subject to evolving and expensive corporate governance regulations, page 7

Comment 13: Please revise this risk factor to estimate costs of being a public company and describe the experience of your officer and director, if any, in running a public company.

Response: The Company acknowledges the Staff’s comment and has revised the risk factor to include disclosure regarding the estimated costs of being a public company and Mr. Bansal’s lack of experience running a public company. Specifically, the risk factor has been revised to read as follows on page 7 of Amendment No. 1 (additions are denoted by underlining):

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

John Dana Brown, Attorney-Advisor

Securities and Exchange Commission

December 29, 2014

We will be subject to evolving and expensive corporate governance regulations and requirements. Our failure to adequately adhere to these requirements or the failure or circumvention of our controls and procedures could seriously harm our business.

If and when we become a publicly traded company, we will be subject to various federal, state and other rules and regulations, including applicable requirements of the Sarbanes-Oxley Act of 2002. Compliance with these evolving regulations is costly and requires a significant diversion of management time and attention, particularly with regard to our disclosure controls and procedures and our internal control over financial reporting. We estimate that we will spend an additional $55,000 in 2015 as a result of being a public company.

Our internal controls and procedures may not be able to prevent errors or fraud in the future. Faulty judgments, simple errors or mistakes, or the failure of our personnel to adhere to established controls and procedures may make it difficult for us to ensure that the objectives of the control system are met. A failure of our controls and procedures to detect other than inconsequential errors or fraud could seriously harm our business and results of operations. Additionally, because Mr. Bansal, our President and Chief Executive Officer, has no experience running a public company, it is possible that the business might not be successful. Mr. Bansal has no experience serving as an officer or director of a public company, or experience with the reporting or financial disclosure requirements to which public companies are subject. Such lack of experience may impair our ability to maintain effective internal controls over financial reporting and disclosure controls and procedures, which may result in material misstatements to our financial statements and an inability to provide accurate financial information to our stockholders. Consequently, our operations, future earnings and ultimate financial success could suffer irreparable harm due to his ultimate lack of experience with public companies and their reporting requirements in general.

We are dependent on Mr. Bansal, page 7

Comment 14: We note that you have operations in Canada and planned operations in the United Kingdom. Please disclose the country from which Mr. Bansal manages the business.

Response: The Company acknowledges the Staff’s comment and has revised the risk factor on page 7 of Amendment No. 1 to disclose that Mr. Bansal manages the Company’s business from Canada.

Description of the Business, page 15

Comment 15: Please revise this section to provide a more fulsome description of your business operations. Explain for example how you communicate with your customers, either directly or indirectly through your contractors/independent owner operators and how you interact with your contractors/independent owner operators. If you have a dispatch center please explain how that operates. Explain your payment arrangements with contractors/independent owner operators and your revenue generating arrangements with customers.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure to include the following under “Description of the Business—Point-to-Point Medical Courier Business”:

We perform “stat work,” which involves immediate/on-demand deliveries, and route work, where drivers will travel along a predetermined route to make pick-ups and deliveries. Dispatch services for stat work is performed by the client, meaning that all communication occurs solely between the client and our contracted drivers. This differs from route work, where coordination and dispatch is conducted in-house, meaning that we act as an intermediary between the client and our contracted drivers. Usually our dispatch services for route work include coordinating schedules and/or any changes to pick-up or drop-off locations through email and/or mobile telephone.

The client is billed at the rate of C$25 per hour and invoiced on a weekly basis, payable within 30 days. Contracted drivers are remunerated at C$20 per hour, and the Company generates revenue of C$5 per hour.

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

John Dana Brown, Attorney-Advisor

Securities and Exchange Commission

December 29, 2014

Comment 16: Please revise to disclose how many independent operators you have, whether they work full-time or part-time, and what modes of transportations they use to make deliveries.

Response: As indicated in the Company’s response to the Staff’s Comment 6, the following has been added to “Description of the Business—Overview” on page 15 of Amendment No. 1:

We utilize the services of independent contractors to provide our delivery services. As of December 5, 2014, seven independent contractors provide services to us on a full-time basis and four independent contractors provide services to us on a part-time basis. We do not enter into service agreements with our independent contractors and our industry is characterized by high turnover. Therefore, we regularly must recruit new independent contractors to replace those who no longer provide services. Due to the relatively small size of the materials being transported, passenger vehicles such as vans and sedans owned by the independent contractors are used by independent contractors. The independent contractors are responsible for paying for their own vehicles, equipment, fuel and operating expenses.

Comment 17: We note on page 7 references to U.S. regulation of your operations. Please disclose whether you have operations or plan to begin operations in the U.S. If not please revise your reference on page 7 accordingly.

Response: The Company does not have operations in the U.S. and does not plan to begin operations in the U.S. Accordingly, the risk factor that begins “Failure to maintain permits and licensing may…” has been revised in Amendment No. 1 to eliminate any references to U.S. regulation of the Company’s operations.

Comment 18: We note that you have recently established a subsidiary in the United Kingdom and that you “plan to implement a similar business model” as you have in Canada. Please revise to explain how far along you are in that implementation.

Response: In Amendment No. 1, the Company has revised its disclosure under “Description of the Business” on page 15 to read as follows:

As of the date of this prospectus, we have no operations in the United Kingdom and we have not generated any revenues in the United Kingdom. On August 22, 2014, we formed Logistics, a wholly owned subsidiary, in the United Kingdom. We intend that Logistics will perform non-asset based point-to-point delivery of medical specimens in the United Kingdom, and will commence operations in late 2015. As of the date of this prospectus, we have not taken any steps, other than formation of the subsidiary, to implement Logistics’ business.

Marketing, page 16

Comment 19: Please explain what you mean by “SEO services.”

Response: SEO services refers to search engine optimization services. In general, the earlier (or higher ranked on the search results page), and more frequently a site appears in the search results list, the more visitors it will receive from the search engine’s users. Utilizing search engine optimization services involves optimizing a website by way of editing its content, HTML and associated coding to increase its relevance to specific keywords and to remove barriers to the indexing activities of search engines. Disclosure has been added to page 16 of Amendment No. 1 to explain and clarify this.

Competition, page 16

Comment 20: Please define “point-to-point delivery industry” and please explain how it is different from the general delivery industry.

Response: The point-to-point delivery industry refers to a transportation system in which passengers or goods travel directly to a destination, rather than going through a central hub. This differs from the spoke-hub distribution paradigm in which the passengers or goods go to a central location in order to reach their ultimate destination. Disclosure has been added to page 16 of Amendment No. 1 to clarify this.

Government Regulation, page 17

Comment 21: Please briefly describe the government regulations listed in this section.

Response: The Company has revised its disclosure to include the following under “Description of the Business—Government Regulation” (additions are denoted by underlining and deletions by strikethrough):

In Canada, ~~In our point-to-point delivery business of medical specimens~~we are governed by the Ontario Dangerous Goods Transportation Act (the “ODGTA”). The ODGTA ratifies regulations enacted by Transport Canada regarding the classification, documentation, packaging and transportation of dangerous goods, including but not limited to, flammable liquids, toxic and infectious substances, and corrosives. All of our independent contractors must be certified in accordance with the ODGTA~~by the Ontario government~~ to handle and transport biomedical specimens, or be under the direct supervision of someone who has been trained and certified.

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

John Dana Brown, Attorney-Advisor

Securities and Exchange Commission

December 29, 2014

In the U.K, courier services that transport medical specimens are required to receive specialist good manufacturing practice (“GMP”) training, certified by the World Health Organization. GMPs seek to ensure that food, drug and active pharmaceutical product manufacturers are current with international safety and quality guidelines. In addition, drivers and handlers should be instructed to transport blood products, medications and any other biological specimens according to UN 3373 standards, a classification that sets forth the appropriate packaging requirements for diagnostics specimens transport. Additionally, medical couriers should comply with Clinical Pathology Accreditation medical laboratory standards~~pathology regulations~~, which outline the requirements for management of a medical laboratory, including references to proper collection, handling and transportation of medical specimens.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Business and Corporate History page 18

Comment 22: We note your reference to “contractors and independent owner-operators.” Please explain the difference here and disclose what type of workers you hire to make your deliveries.

Response: The disclosure throughout the prospectus has been revised in Amendment No. 1 to eliminate references to “independent owner-operators.” All of those who make deliveries on behalf of the Company are independent contractors and are not employed by the Company.

Net Loss, page 19

Comment 23: Please explain why you incurred professional fees for “public company reporting requirements” in fiscal year 2013 when you were not a public company. In addition, fill in the numbers in the last sentence of this section and in the Net Loss section on page 20.

Response: The Company incurred professional fees related to the preparation of the Company’s registration statement on Form S-1 that was filed in 2014. The Company has revised its disclosure on page 19 of Amendment No. 1 to clarify this. In addition, in Amendment No. 1, the Company has replaced each “$(--)” with “$0.”

Certain Relationships and Related Party Transactions, page 25

Comment 24: Please disclose the terms of the personal loans of Mr. Bansal referenced in Footnotes 1 and 2 on page 23 of the 2013 Summary Compensation Table, including the amount of principal outstanding during the period for which disclosure is provided, the amount thereof outstanding as of the latest practicable date, the amount of principal paid during the period for which disclosure is provided, and the rate or amount of interest payable on the indebtedness. Refer to Item 404 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully submits that disclosure of the terms of Mr. Bansal’s personal loans are not required by Item 404 or 402 of Regulation S-K, as the Company is not a participant in the transaction between the third party lender and Mr. Bansal.

Item 404(d) of Regulation S-K requires that the Company describe any transaction, since the beginning of 2012, or any currently proposed transaction, in which the Company was or is to be a participant and the amount involved exceeds the lesser of $120,000 or 1% of the average of the Company’s total assets at year end for the last two completed fiscal years. In addition, Item 402(m)(1) of Regulation S-K requires that the Company disclose all plan and non-plan compensation awarded to, earned by, or paid to the Company’s named executive officers. The Item 402(m)(1) requirements include disclosure of “transactions between the smaller reporting company and a third party where a purpose of the transaction is to furnish compensation to any such named executive officer….”

The related party transaction at issue is the payment by the Company of an obligation of Mr. Bansal, a named executive officer, and the material terms of that transaction require disclosure under Item 404(d) and Item 402(m). The only material terms of that transaction have been disclosed in footnotes 1 and 2 to the summary compensation table on page 23 of Amendment No. 1, and are as follows: the Company agreed to pay the disclosed amounts to a third party on behalf of Mr. Bansal as compensation for Mr. Bansal’s services as President and Chief Executive Officer of the Company. The Company has not assumed Mr. Bansal’s loans, and is not, has not been, and will not be, a participant in the loan transactions between Mr. Bansal and the third party lender. Accordingly, the Company does not believe that Item 404(a)(5) of Regulation S-K disclosure is required or appropriate.

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

John Dana Brown, Attorney-Advisor

Securities and Exchange Commission

December 29, 2014

Part II

Item 17. Undertakings, page II-2

Comment 25: Please advise why you have not included the undertakings pursuant to Item 512(a) of Regulation S-K.

Response: The Company has included the undertakings pursuant to Item 512(a) of Regulation S-K in Amendment No. 1. Specifically, the Company has included the following beginning on page II-2 of Amendment No. 1:

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§ 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, That:

(A)	Paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-8 (§ 239.16b of this chapter), and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)) that are incorporated by reference in the registration statement; and

(B)	Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 (§ 239.13 of this chapter) or Form F-3 (§ 239.33 of this chapter) and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) (§ 230.424(b) of this chapter) that is part of the registration statement.

(C)	Provided further, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is for an offering of asset-backed securities on Form S-1 (§ 239.11 of this chapter) or Form S-3 (§ 239.13 of this chapter), and the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB (§ 229.1100(c)).

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

John Dana Brown, Attorney-Advisor

Securities and Exchange Commission

December 29, 2014

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by “Item 8.A. of Form 20-F (17 CFR 249.220f)” at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3 (§ 239.33 of this chapter), a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or § 210.3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	If the registrant is relying on Rule 430B (§ 230.430B of this chapter):

(A)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) (§ 230.424(b)(3) of this chapter) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) (§ 230.424(b)(2), (b)(5), or (b)(7) of this chapter) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) (§ 230.415(a)(1)(i), (vii), or (x) of this chapter) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)	If the registrant is subject to Rule 430C (§ 230.430C of this chapter), each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§ 230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

John Dana Brown, Attorney-Advisor

Securities and Exchange Commission

December 29, 2014

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§ 230.424 of this chapter);

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Exhibit Index, page 30

Comment 26: Please file a form of your subscription agreement as an exhibit to your next amendment.

Response: The Company has filed a form of subscription agreement as Exhibit 10.4 to Amendment No. 1.

If the Staff has any further comments regarding the Company’s filings with the SEC, please feel free to contact the undersigned.

Legal & Compliance, LLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832